UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment #3)

MC Shipping Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55267Q 104
(CUSIP Number)

Andrea Colombo Navalmar Transportes Maritimos LDA c/o Navalmar (UK) Limited Beulah Hall 3 Beulah Road Wimbledon London SW19 3SB United Kingdom +44 0208-540-8777	Michael Lloyd 5-7 St. Helen’s Place London EC3A 6AU United Kingdom +44 (0)20 7920 9666
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:
Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 370 Lexington Avenue, 19th floor New York, NY 10017 (212) 370-1300 (212) 370-7889 Facsimile

November 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 55267Q 104 (Common Stock)		13D	Page 9

1	NAMES OR REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navalmar Transportes Maritimos LDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,580,744
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,580,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ð
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.53%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 55267Q 104 (Common Stock)		13D	Page 10

1	NAMES OR REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CO.FI.PA SpA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,580,744
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,580,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ð
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.53%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 55267Q 104 (Common Stock)		13D	Page 11

1	NAMES OR REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrico Bogazzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS WC/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,580,744
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 4,580,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ð
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.53%
14	TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D/A of the Reporting Persons is hereinafter referred to as the “Statement.”

Item 1. Security and Issuer

The Statement relates to the common stock, par value $0.01 per share, of MC Shipping Inc. (the “Common Shares”), a Liberian corporation with its principal executive offices located at 24, avenue de Fontvieille, 98000 Monaco.

Item 2. Identity and Background

Item 2 (a) - (c) and (f) below is hereby amended and restated by (each a “Reporting Person” and, collectively, the “Reporting Persons”) as follows:

Navalmar Transportes Maritimos LDA, with its principal offices at Rua Dos Murcas 15, Sala G, 2nd Andar, 9000 Funchal (Madeira) Portugal (+3 51 291 238565), is a Portuguese company which owns and operates a fleet of vessels.

CO.FI.PA SpA, (formerly known as Bogazzi Fimpar SpA), with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar (UK) Limited and approximately 74% of Navalmar Transportes Maritimos LDA.

Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of CO.FI.PA SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

The directors and executive officers of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted and (iv) citizenship.

(d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated as follows:

As described under Item 4 below, V. Investments Limited and Navalmar (UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), an indirect wholly owned subsidiary of Securitas Holding Corporation, a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totaling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were purchased for US$6,131,464.44 by Navalmar (UK) Limited.

At completion on 13 May 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. V. Investments Limited funded its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller.

As described under Item 4 below, Navalmar Transportes Maritimos LDA, a sister company of Navalmar (UK) Limited, agreed to purchase 1,780,000 Common Shares of MC Shipping from V. Investments Limited for an aggregate purchase price of US$16,020,000. On October 5, 2005, Navalmar Transportes Maritimos funded the purchase price with a combination of owned liquid assets and a partial contribution of borrowed funds in the amount of US$5,000,000 to be repaid in equal installments over five years at LIBOR plus.

On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 ($9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

Item 4. Purpose of the Transaction

Item 4 is amended and restated as follows:

On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation.

The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totaled US$11,503,680. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid for its shares in two separate payments.

On August 16, 2005, Navalmar Transportes Maritimos LDA, a sister company to Navalmar (UK) Limited, entered into a transaction for the purchase of 1,780,000 shares of MC Shipping from V. Investments Limited at a price of US$9 per share. Under the Heads of Terms, Navalmar Transportes Maritimos LDA agreed to pay a total amount of US$16,020,000 to V. Investments Limited. The sale was consummated on October 5, 2005. Under the terms of the agreement, if Navalmar Transportes Maritimos LDA resells any of the shares within twelve months after the date of completion of the transaction, it will split in half the proceeds in excess of US$9 per share between itself and V. Investments Limited.

On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 ($9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

The purpose of these transactions is to acquire a majority stake in the ship owning company and to assist in this capacity in its development. Navalmar Transportes Maritimos LDA is affiliated with a group of major ship-owning companies with extensive and successful experience in ship-owning and operations with over 20 years experience in the industry. Taken together the group believes they have a strong position in and understanding of the shipping industry. The parties have no current plans to alter the composition of the MC Shipping board of directors.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) - (b) Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,580,744 Common Shares, which represents approximately 52.53% of the common stock outstanding (based on 8,913,658 Common Shares outstanding).

(c). Not applicable.

(d). Not applicable.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons’ knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

1. Agreement dated November 21, 2005 by and between Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA

See Items 3 and 4.

Item 7. Material to be filed as Exhibits

1. Joint Filing Agreement dated November 30, 2005 by and among Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (filed herewith)

2. Agreement dated November 21, 2005 by and between Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navalmar Transportes Maritimos LDA
Dated: November 30, 2005
	By:	/s/ Andrea Colombo
Name: Andrea Colombo Title: Director

CO.FI.PA SpA
Dated: November 30, 2005
	By:	/s/ Enrico Bogazzi
Name: Enrico Bogazzi Title: Director

Dated: November 30, 2005
	By:	/s/ Enrico Bogazzi
Name: Enrico Bogazzi

EXHIBIT INDEX

1. Joint Filing Agreement dated November 30, 2005 by and among Navalmar (UK) Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi. (filed herewith)

2. Agreement dated November 21, 2005 by and between Navalmar (UK) Limited and Navalmar Transportes Maritimos LDA]

Schedule I

The name of each director and executive officer of Navalmar Transportes Maritimos LDA is set forth below. Directors of Navalmar Transportes Maritimos LDA are indicated by an asterisk.

Name	Present Principal Occupation or Employment Business Address, and Business Telephone Number; Other Material Positions Held during the Past Five Years	Citizenship
Enrico Bogazzi*
Director, CO.FI.PA SpA
Director, Vittorio Bogazzi & Figli SpA
Via Cadorna 49/A
54036 Marina de Carrara
Italy
+390 585-631-665

Enrico Bogazzi has been employed with B Navi SpA (ship management company) and Vittorio Bogazzi & Figli SpA (ship agency company) for the past five years.
Italy
Michael Lloyd*
Solicitor
Michael Lloyd and Co.
5-7 St Helen’s Place
London EC3A 6AU
+44 0207-920-9666

Lloyd and Co.
1 College Hill, London
United Kingdom

Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002. Before such time, he was a solicitor at Lloyd and Co.
UK
Giorgio Boesgaard*	Director, Hugo Trumpy SpA 10 via San Siro 16124 Genova Italy +390 10-24941 Giorgio Boesgaard has been employed by Hugo Trumpy SpA, a ship agency company, for the past five years.	Denmark
Andrea Colombo*
Director, Navalmar Transportes Maritimos LDA
Rua Dos Murcas 15
Sala G, 2nd Andar
9000 Funchal (Madeira) Portugal
+3 51 291 238565

Andrea Colombo was been employed by Navalmar Transportes Maritimos LDA from November 1997 and with Navalmar (UK) Limited since 2001.
Italy
Maria Dina Rodrigues*
Director Navalmar Transportes Maritimos LDA
Rua Dos Murcas 15
Sala G, 2nd Andar
9000 Funchal (Madeira) Portugal
+3 51 291 238565

Maria Dina Rodrigues was secretary of Navalmar Transportes Maritimos LDA from November 2004 to June 2005, when she became a director of the company. Prior to that, she worked from October 2003 to November 2004 as secretary for Empresa de Trabalho Temporario SA, a temporary employment company. From February 2002 to September 2003 she worked in the commercial offices of Icams - Serviços de Consultadoria Internacional, Comercial e Contabilidade, Lda, an international commercial consulting and accounting company, and from December 1999 through February 2002 she was a secretary with Florence Tricot -Trading e Marketing Lda, a trading and marketing company.
Portugal

The name of each director and executive officer of CO.FI.PA SpA is set forth below. Directors of CO.FI.PA SpA are indicated by an asterisk.

Name	Present Principal Occupation or Employment Business Address, and Business Telephone Number; Other Material Positions Held during the Past Five Years	Citizenship
Enrico Bogazzi*
Director, B Navi SpA
Director, Vittorio Bogazzi & Figli SpA
Via Cadorna 49/A
54036 Marina de Carrara
Italy
+390 585-631-665

Enrico Bogazzi has been employed with B Navi SpA (ship management company) and Vittorio Bogazzi & Figli SpA (ship agency company) for the past five years.
Italy
Maria Piccioli*	Piazza della Chiesa nr. 2 Massarosa Italy Maria Piccioli is a housewife and has had no other employment for the past five years.	Italy
Francesca Bogazzi*	2 Rue N.D. des Victoires 75002 Paris France Francesca Bogazzi is a housewife and has had no other employment for the past five years.	Italy

Exhibit 1

Joint Filing Agreement

Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi each hereby agrees, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that the Statement on Schedule 13D filed herewith relating to the common stock, par value $0.01 per share, of MC Shipping Inc., is, and will be, filed jointly on behalf of each such person.

Navalmar Transportes Maritimos LDA

Dated: November 30, 2005	By:	/s/ Andrea Colombo
Name: Andrea Colombo
Title: Director

CO.FI.PA SpA

Dated: November 30, 2005	By:	/s/ Enrico Bogazzi
Name: Enrico Bogazzi
Title: Director

Dated: November 30, 2005	By:	/s/ Enrico Bogazzi
Enrico Bogazzi

Exhibit 2

AGREEMENT

This Agreement is made on the 21st day of November 2005 between Navalmar UK Ltd of Beulah Hall, 3 Beulah Road, Wimbledon, London SW19 3SB (hereinafter the "Vendor") and Navalmar Transportes Maritimos Lda of Rua Dos Murcas 15, Funchal, Madeira (“hereinafter called “the Purchaser”)

(A) WHEREAS the Vendor is the legal and beneficial owner of 2,800,744 ordinary shares in MC Shipping lnc ('"the Shares")

(B) WHEREAS the Vendor wishes to sell and the Purchaser wishes to acquire the Shares at a price of US$ 9.65 per share totalling an amount of US$ 27,027,179.60 ("the Consideration")

NOW, IT IS AGREED AS FOLLOWS:

1  Interpretation

l.1	The following provisions shall have effect for the interpretation of this Agreement.

1.2	The following words and expressions shall, unless the context otherwise requires, have the following meanings:

“Encumbrance”
means any liability, debt, tax, claim, mortgage, charge (whether fixed or floating), pledge, lien, equity, option, right of pre-emption, right of retention of title or any other form of security interest, any contract, obligation (including any conditional obligation) and/or claim to create any of the same of any other third party right of interest;

“SEC Regulations”	means any regulations of the US Securities and Exchange Commission in the USA regulating the Shares.

“Shares”	means the 2,800,744 shares held by the Vendor in MC Shipping Inc

“Consideration”	means the net sum free of any withholding or other tax or deductions whatsoever to be paid by the Purchaser to the Vendor of US$27,027,179.60 for the Shares.

“Vendor’s Warranties”	means the warranties, representations and undertakings being given by the Vendor contained in paragraph 5

“Purchaser’s Warranties”	means the warranties and undertakings given by the Purchaser contained in paragraph 6

1.3
References to statutes or statutory provisions include references to any orders or regulations made thereunder and references to any statute, provision, order or regulation include references to that statute, provision, order or regulation as amended, modified, re-enacted or replaced from time to time after the date hereof (subject as otherwise expressly provided herein) and to any previously statute, statutory provision, order or regulation (except and to the extent that any such amendment, modification, re-enactment or replacement made after the date of this Agreement will expand or increase any liability under the Warranties).

1.4	References to the parties include their respective successors in title, permitted assignees, estates and legal personal representatives.

1.5	Headings to Clauses are for information only and shall not affect the construction or interpretation of this Agreement.

1.6
Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting persons shall include bodies corporate and unincorporated associations, partnerships and individuals.

1.7	References to Clauses, Recitals, Schedules and the parties are references to clauses and recitals, of and schedules and the parties to, this Agreement.

1.8
The Recitals and Schedules form part of the operative provisions of this Agreement and references to this Agreement shall, unless the context otherwise requires, include references to the Recitals and Schedules.

1.9	Any document expressed to be "in the agreed terms" means a document in a form approved by the Vendor and the Purchaser.

2  Conditions precedent

2.1  This Agreement is conditional upon:

2.1.1
Each party hereto showing evidence, in due form, to the other that its board of directors and shareholders have given their approval to the execution of this Agreement and all transactions related thereto.

2.1.3
In the event that these conditions precedent arc not satisfied on or before the Completion Date this agreement shall be void and of no effect and no party shall have any obligation to any other party pursuant to this agreement.

2.  Sale and Purchase of the Shares

2.1
Based upon the representations and warranties herein contained, and upon the terms subject to the conditions set forth hereinafter, the Vendor agrees to sell the Shares with full title guarantee and the Purchaser shall purchase the Shares free and clear of all Encumbrances and together with all rights now or hereafter attaching thereto but subject to any SEC provisions as to resale.

3  Consideration

4.1	The consideration for the transfer of the Shares shall total US$ 27,027.179.60.

4.  Completion

4.1	Completion shall take place immediately following execution of this agreement.

4.2	On Completion all but not some only of the following shall take place;

4.2.1	the Vendor shall deliver to the Purchaser:

4.2.1.1	such transfers forms or other documents duly executed as may be require to transfer absolutely and unconditionally the legal and beneficial title to the Shares to the Purchaser

4.2.1.2	appropriate certified minutes and resolutions of the Vendor authorising execution of this agreement;

4.2.3	The Purchaser shall deliver to the Vendor appropriate certified minutes and resolutions of the Purchaser authorising execution of this Agreement

5.  Vendor's Warranties

5.1
The Vendor represents warrants and undertakes to and with the Purchaser at the date of this Agreement and at the Completion Date that each of the Vendor's Warranties is true, accurate and not misleading and the Vendor agrees that the Purchaser is entering into this Agreement in reliance on the Vendor's Warranties.

5.2
all acts, conditions and things required to be done, fulfilled and performed in order (a) to enable the Vendor lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed hereunder and (b) to ensure that the obligations expressed to be assumed by it are legal, valid and binding have been done, fulfilled and performed;

5.3	the obligations expressed to be assumed by the vendor in this Agreement are legal and valid obligations binding on it in accordance with the terms hereof;

5.3	the execution by the Vendor of this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not:

5.3.1	conflict with any agreement, mortgage, bond or other instrument to which the Vendor is a party or which is binding upon it or any of its assets;

5.3.2	conflict with the Vendor’s constitutional documents and rules and regulations; or

5.3.3	conflict with any law, regulation or official or judicial order applicable to the Vendor;

5.4
the Vendor has been duly incorporated and is validly existing, has not been dissolved and no request or petition for its dissolution or winding-up is pending; it has not requested nor obtained a moratorium of payment from or with any of its creditors or any person and is not insolvent.

6.	Purchaser’s Warranties

6.1	The Purchaser represents, warrants and undertakes to and with the Vendor at the date of this Agreement and at the Completion Date that:

6.1.1	each of the Purchaser’s Warranties set out below is true, accurate and not misleading;

6.1.2
all acts, conditions and things required to be done, fulfilled and performed in order (a) to enable the Purchaser lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed hereunder and (b) to ensure that the obligations expressed to be assumed by it are legal, valid and binding have been done fulfilled and performed;

6.1.3	the obligations expressed to be assumed by the Purchaser in this Agreement are legal and valid obligations binding on it in accordance with the terms hereof;

6.1.4	the execution by the Purchaser of this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not;

6.1.4.1	conflict with any agreement, mortgage, bond or other instrument to which the Purchaser is a party or which is binding upon it or any of its assets;

6.1.4.2	conflict with the Purchaser’s constitutional documents and rules and regulations; or

6.1.4.3	conflict with any law, regulation or official or judicial order applicable to the Purchaser;

6.1.5
the Purchaser has been duly incorporated and is validly existing, has not been dissolved and no request or petition for its dissolution or winding-up is pending; it has not requested or obtained a moratorium of payment from or with any of its creditors or any person and is not insolvent.

7.  Notices

7.1	Any notice to be given for the purposes of this Agreement shall either be delivered personally or sent by first class recorded delivery post.

7.2  The address for service of the Vendor shall be

7.3  The address for service of the Purchaser shall be

7.4  A notice shall he deemed to have been served as follows

7.4.1	if personally delivered at the time of delivery

7.4.2	if sent by recorded delivery post at the expiration of 48 hours after the same was delivered into the custody of the postal authorities.

7.2
In proving such service it shall be sufficient to prove that personal delivery was made or that the envelope containing such notice was properly addressed and delivered into the custody of the postal authorities as a pre-paid recorded delivery letter.

8.  Governing law

8.1	This Agreement shall be governed by and construed in all respects in accordance with English law.

9.  General

9.1	This Agreement shall (except for any obligation fully performed prior to or at the Completion Date) continue in full force and effect after the Completion Date notwithstanding Completion.

9.2
All of the parties to this Agreement will after as well as before and upon the Completion Date do all acts and things and sign and execute all documents and deeds requisite for the purpose of implementing the terms of this Agreement.

9.3
This Agreement contains the whole agreement between the parties relating to the transactions provided for in this Agreement and supersedes all previous agreements (if any) between such parties in respect of such matters and each of the parties to this Agreement acknowledges that in agreeing to enter into this Agreement it has not relied on any representations or warranties except for those contained in this Agreement.

9.4	No variation of this Agreement shall be effective unless in writing and signed on behalf of each party by a director or other authorized person.

9.5
If any term or provision in this Agreement shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law that term of provision or part shall to that extent be deemed not to form part of this Agreement and the enforceability of the remainder of this Agreement shall not be affected.

9.6
Any remedy or right conferred upon the Purchaser for breach of this Agreement (including the right to rescission) shall be in addition to and without prejudice to all other rights and remedies available to it

9.7
No failure or delay by the Purchaser or the by the Vendor in exercising any claim, remedy, right, power or privilege under this Agreement shall operate as a waiver nor shall any single or partial exercise of any claim, remedy, right, power or privilege preclude any further exercise thereof or exercise of any other claim, right, power or privilege.

9.8
The Vendor shall be responsible for any tax, including but not limited to capital gains tax, in respect of which they may be liable as a result of Completion and neither the Company nor the Purchaser shall bear any responsibility therefore. The Purchaser shall be responsible for any registration fee and/or tax in respect of which it may be liable as a result of Completion.

IN WITNESS WHEREOF, the parties hereto, by their duly authorized representatives, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

SIGNED BY

For and on behalf of
NAVALMAR (UK) LIMITED

SIGNED BY

For and on behalf of
NAVALMAR TRANSPORTES
MARITIMOS LDA